UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

Amendment No. 2

ONVIA, INC.

(Name of Subject Company)

ONVIA, INC.

(Name of Persons Filing Statement)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

68338T403

(CUSIP Number of Class of Securities)

Cameron Way

Chief Financial Officer and Senior Vice President

Onvia, Inc.

509 Olive Way, Suite 400

Seattle, Washington 98101

(206) 282-5170

(Name, address and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

Andrew Bor

Nick Ferrer

Perkins Coie LLP

1201 Third Avenue, Suite 4900

Seattle, Washington 98101-3099

(206) 359-8000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 2 (“Amendment No. 2”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 filed by Onvia, Inc. (the “Company”) with the Securities and Exchange Commission on October 19, 2017 (as amended and supplemented from time to time, and including the documents annexed thereto or incorporated therein by reference, the “Schedule 14D-9”). The Schedule 14D-9 relates to the tender offer by Project Olympus Merger Sub, Inc. (“Purchaser”), a Delaware corporation and a wholly owned subsidiary of Project Diamond Intermediate Holdings Corporation (“Parent”), a Delaware corporation and the parent company of Deltek, Inc. (“Deltek”), a Delaware corporation, to purchase any and all issued and outstanding shares of the Company’s common stock, par value of $0.0001 per share (the “Shares”), at a price of $9.00 per Share, net to the seller thereof in cash, without interest and subject to any applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated October 19, 2017, and in the related Letter of Transmittal, as each may be amended or supplemented from time to time.

Except as otherwise set forth below, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated herein by reference as relevant to items in this Amendment No. 2. Capitalized terms used but not otherwise defined herein have the meanings ascribed to such terms in the Schedule 14D-9.

Explanatory Note:

As further described below, the Company is filing this Amendment No. 2 to provide certain additional disclosures that are supplemental to those contained in the Schedule 14D-9 in order to moot unmeritorious claims previously described in Item 8 of the Schedule 14D-9 under the heading “Litigation Related to the Transactions.” This supplemental information should be read in conjunction with the Schedule 14D-9, which the Company urges you to read in its entirety. With respect to the litigation, the defendants deny that any further supplemental disclosure was or is required under any applicable rule, statute, regulation or law but are providing these additional disclosures in order to alleviate the costs, risks and uncertainties inherent in such litigation. The additional Company disclosures are as follows:

Item 3. Past Contracts, Transactions, Negotiations and Agreements.

(a) Item 3 of the Schedule 14D-9 under the heading “Arrangements Between the Company and its Executive Officers, Directors and Affiliates—Employment Arrangements with Parent” is hereby amended and supplemented by adding the following paragraph as the second paragraph:

None of Parent, Purchaser or Deltek, nor any of their respective affiliates, engaged in discussions regarding the retention of the Company’s executive officers or other employees during the negotiation and bid submission process, and, except for preliminary discussions with certain of the Company’s executive officers indicating that Deltek has a management team in place and therefore a duplicate team at the Company would not be needed over the long term, which preliminary discussions took place following the announcement of the Transactions and the commencement of the Offer, there have been no other material discussions or negotiations involving the retention of the Company’s executive officers or other employees or any continuing relationship between Parent, Purchaser or Deltek, or any of their respective affiliates, on the one hand, and the Company’s executive officers or other employees, on the other hand.

Item 4. The Solicitation or Recommendation.

(a) Item 4 of the Schedule 14D-9 under the heading “Background of the Offer; Reasons for the Recommendation of the Board—Background of the Offer” is hereby amended and supplemented by adding the following sentence prior to the final sentence of paragraph 16:

Mr. Mann had previously met Mr. Corkery in the spring of 2017 as part of Mr. Mann’s outreach to familiarize himself with the Company’s industry.

(b) Item 4 of the Schedule 14D-9 under the heading “Background of the Offer; Reasons for the Recommendation of the Board—Background of the Offer” is hereby amended and supplemented by adding the following sentences after the final sentence of paragraph 17:

All of the non-disclosure agreements entered into by the Company, including the non-disclosure agreements and the standstill agreement described below, contained customary standstill provisions, which restricted the ability of the potential bidders to take certain actions relating to the acquisition of the Company’s securities or material assets for a period of one to two years, provided that such standstill restrictions fell away once the Company entered into, or publicly announced the entry into, the Merger Agreement. None of the non-disclosure agreements or the standstill agreement entered into by the potential bidders included any provisions that would preclude their ability to make an offer for the Company following the announcement of the Transactions.

(c) Item 4 of the Schedule 14D-9 under the heading “Background of the Offer; Reasons for the Recommendation of the Board—Background of the Offer” is hereby amended and supplemented by adding the following sentence after the final sentence of paragraph 19:

No other prospective bidders expressed an interest to GCA Advisors in evaluating a potential transaction with the Company.

(d) Item 4 of the Schedule 14D-9 under the heading “Background of the Offer; Reasons for the Recommendation of the Board—Background of the Offer” is hereby amended and supplemented by adding the following sentences after the final sentence of paragraph 35:

Although Roper’s initial non-binding indication of interest dated August 25, 2017 contained a provision that contemplated meetings with key members of the Company’s management in order to discuss post-closing employment arrangements, the further revised non-binding indication of interest did not contain this provision. During the negotiation of the transaction, Deltek did not have discussions with the Company or its management team regarding the terms or conditions of future employment, with the understanding that future employment would be evaluated after the transaction was completed. After the execution of the Merger Agreement, Deltek advised Messrs. Mann and Way that sometime after closing, it is likely that the positions of Chief Executive Officer and Chief Financial Officer would be eliminated.

(e) Item 4 of the Schedule 14D-9 under the heading “Opinion of the Company’s Financial Advisor—Comparable Company Analysis” is hereby amended and supplemented by adding the following sentences prior to the penultimate sentence of paragraph 1:

These comparable companies were selected because they operated in the software sector and possessed similar operating metrics, namely revenue growth and Adjusted EBITDA margin, to the Company. In addition to these factors, GCA Advisors also used its judgement and experience in selecting these comparable companies.

(f) Item 4 of the Schedule 14D-9 under the heading “Opinion of the Company’s Financial Advisor—Comparable Company Analysis” is hereby amended and supplemented by adding the following text and table after the table of Summary Revenue Multiples and Adjusted EBITDA Multiples for calendar year 2016 and estimated calendar years 2017 and 2018:

Enterprise values as of October 2, 2017 and Revenue Multiples and Adjusted EBITDA Multiples for each of the Comparable Companies for calendar year 2016 and estimated calendar years 2017 and 2018 are listed below:

Company	Enterprise Value (1)	Revenue Multiples			Adjusted EBITDA Multiples (2)
		CY2016A	CY2017E	CY2018E	CY2016A	CY2017E	CY2018E
Axway Software SA	$587	1.7x	1.6x	1.5x	9.3x	9.9x	8.9x
BazaarVoice, Inc.	$403	2.0x	2.0x	1.8x	27.7x	20.1x	13.7x
Brightcove Inc.	$233	1.6x	1.5x	1.5x	NM	NM	NM
ChannelAdvisor Corporation	$289	2.6x	2.3x	2.1x	NM	NM	30.4x
Monotype Imaging Holdings Inc.	$873	4.3x	3.8x	3.5x	14.9x	18.7x	16.1x
QAD Inc.	$539	1.9x	1.8x	1.8x	32.4x	NM	28.7x

(1)	Enterprise value dollar amounts in millions.
(2)	“NM” indicates an Adjusted EBITDA Multiple below zero or above 35.

(g) Item 4 of the Schedule 14D-9 under the heading “Opinion of the Company’s Financial Advisor—Comparable Transactions Analysis” is hereby amended and supplemented by replacing the section in its entirety with the following:

Based on public and other available information, GCA Advisors calculated (to the extent relevant financial data was available or meaningful) the Revenue Multiples and Adjusted EBITDA Multiples for the applicable last-twelve-month period (“LTM”) and next-twelve-month period (“NTM”) for the following selected comparable acquisitions of small market capitalization software companies occurring in the twelve months ended October 2, 2017. GCA Advisors utilized Wall Street analyst research, CapitalIQ and certain publicly available financial statements and press releases to analyze the relevant LTM and NTM metrics. The transactions used in this comparison were selected because the respective target company operated in the software sector and possessed similar operating metrics, namely revenue growth and Adjusted EBITDA margin, to the Company. In addition to these factors, GCA Advisors also used its judgement and experience in selecting these transactions.

The transactions analyzed, together with their respective announcement dates, enterprise values, LTM and NTM Revenue Multiples and LTM and NTM Adjusted EBITDA Multiples, are listed below:

				Revenue Multiples		Adjusted EBITDA Multiples (3)
Announcement Date	Acquirer	Target	Enterprise Value (1)	LTM	NTM (2)	LTM	NTM (2)
9/28/2017	Dassault Systèmes S.A.	Exa Corporation	$387	5.3x	4.7x	NM	NM
7/26/2017	Open Text Corporation	Guidance Software, Inc.	$225	2.1x	1.8x	22.1x	15.3x
7/18/2017	Sizmek Inc.	Rocket Fuel, Inc.	$147	0.4x	0.3x	18.3x	14.0x
6/22/2017	Enel Green Power North America, Inc.	EnerNOC, Inc.	$304	0.8x	0.9x	34.3x	NM
6/21/2017	Expedition Holdings LLC	Ari Network Services, Inc.	$137	2.7x	2.4x	14.5x	12.6x
6/5/2017	Open Text Corp.	Covisint Corporation	$69	1.0x	N/A	NM	N/A
5/1/2017	Wave Systems Corp.	Jive Software, Inc.	$336	1.6x	1.7x	13.9x	15.1x
2/23/2017	Saba Software, Inc.	Halogen Software, Inc.	$175	2.4x	2.3x	20.6x	18.0x

(1)	Enterprise value dollar amounts in millions.
(2)	“N/A” indicates that the value is not available for the applicable target.
(3)	“NM” indicates an Adjusted EBITDA Multiple below zero or above 35.

Summary enterprise value to LTM and NTM Revenue Multiples and LTM and NTM Adjusted EBITDA Multiples for these transactions are listed below:

	Revenue Multiples		Adjusted EBITDA Multiples
	LTM	NTM	LTM	NTM
Min	0.4x	0.3x	13.9x	12.6x
Max	5.3x	4.7x	34.3x	18.0x
Median	1.9x	1.8x	19.4x	15.1x

No company or transaction used in the comparable transactions analyses is identical to the Company or the Offer and the Merger. GCA Advisors noted that none of these companies have the same management, composition, industry, size or operations as the Company. Accordingly, an analysis of the results of the foregoing is not purely mathematical; rather, it involves complex considerations and judgments concerning differences in financial and operating characteristics of the companies and other factors that could affect the value of the companies and transactions to which the Company, the Offer and the Merger, respectively, are being compared.

Based on these comparable transactions, GCA Advisors determined a range of potential Revenue Multiples and Adjusted EBITDA Multiples to be applied to the Company’s revenue and Adjusted EBITDA for the LTM period for the twelve months ended June 30, 2017 and expected revenue and expected Adjusted EBITDA for the NTM period for the twelve months ending June 30, 2018. The following table sets forth the multiples indicated by this analysis, the implied equity value of the Company, and the implied per share values to the Company’s stockholders based on the estimated financial metrics for the Company provided by the Company’s management:

	Multiple Range(1)		Implied Equity Value(2)		Implied Per Share Value(3)
	Low	High	Low	High	Low	High
LTM Revenue Multiples	0.9x	2.5x	$29	$67	$3.93	$8.61
NTM Revenue Multiples	1.3x	2.4x	$39	$67	$5.15	$8.58
LTM Adjusted EBITDA Multiples	15.5x	21.7x	$43	$58	$5.61	$7.41
NTM Adjusted EBITDA Multiples	14.0x	15.3x	$29	$31	$3.93	$4.19

(1)	Range based on 25th percentile and 75th percentile of the relevant comparable group, as applicable.
(2)	Implied equity value dollar amounts in millions.
(3)	Implied Share Value calculated based on fully-diluted shares outstanding calculated using treasury stock method, 7,322,893 shares of common stock, 988,251 stock options and 25,000 restricted stock units used for the calculation. Net debt assumed to be negative $6,038,000, in accordance with the balance sheet for the second quarter 2017.

GCA Advisors noted that the Offer Price was above the range of implied per share value for each of the LTM Revenue Multiples, the NTM Revenue Multiples, the LTM Adjusted EBITDA Multiples and the NTM Adjusted EBITDA Multiples.

(h) Item 4 of the Schedule 14D-9 under the heading “Opinion of the Company’s Financial Advisor—Discounted Cash Flow Analysis” is hereby amended and supplemented by replacing the section in its entirety with the following:

GCA Advisors used forecasts of the Company for the fourth quarter of calendar year 2017, and for calendar years 2018 through 2020, in each case as estimated by the Company’s management and reviewed by the Board, to perform a discounted cash flow analysis. In conducting this analysis, GCA Advisors assumed that the Company would perform in accordance with the 2020 Plan (as defined below in this section under the heading “Certain Company Forecasts”). GCA Advisors estimated terminal values by applying terminal multiples of 1.0x to 2.0x, based on GCA Advisors’ comparative analysis and its judgment, to the Company’s expected revenue in calendar year 2020 and then discounted Free Cash Flows (as defined below in this section under the heading “Certain Company Forecasts—About Non-GAAP Financial Measures”) projected through calendar year 2020 and the terminal values to present values using rates ranging from 17.5% to 22.5%. GCA Advisors considered publicly available data, CapitalIQ financial databases and Duff &Phelps data published on Duff & Phelps’s website and in Duff & Phelps’s 2015 Valuation Handbook—Guide to Cost of Capital when analyzing the range of discount rates for the Company, including: (i) a U.S. risk-free rate of 3.5%, based on the normalized 20-year U.S. Treasury yield published by Duff & Phelps on Duff & Phelps’s website, as of September 5, 2017, (ii) a median beta estimate of 0.83, based on beta estimates for Comparable Companies from CapitalIQ financial databases, (iii) an equity market risk premium of 5.0%, based on Duff & Phelps’s recommended U.S. equity market risk premium published by Duff & Phelps on Duff & Phelps’s website, as of September 5, 2017 and (iv) a size premium of 11.98%, based on the market capitalization of the Company, based on Duff & Phelps’s 2015 Valuation Handbook—Guide to Cost of Capital. A detailed calculation of Free Cash Flows projected through calendar year 2020, as calculated by GCA Advisors based on the 2020 Plan, is set forth below (amounts in millions):

	CY2017E (fourth quarter only)	CY2018E	CY2019E	CY2020E
Revenue	6.4	28.0	34.6	48.9
Adjusted EBITDA	0.8	1.3	3.7	12.2
Depreciation, Amortization and Stock-based Compensation	($0.8)	($3.9)	($4.8)	($5.9)
Earnings Before Interest and Taxes (“EBIT”)	($0.1)	($2.6)	($1.1)	$6.3
Taxes Payable (1)	0.0	0.0	0.0	0.0
EBIT less Taxes Payable	($0.1)	($2.6)	($1.1)	$6.3
Depreciation, Amortization and Stock-based Compensation	$0.8	$3.9	$4.8	$5.9
Change in Net Working Capital	0.4	2.7	4.0	7.2
Capital Expenditures (2)	(0.7)	(4.0)	(5.1)	(4.9)
Free Cash Flows	0.4	(0.0)	2.6	14.4

(1)	Assumes net operating loss carryforwards are used to shield any taxable income in the fourth quarter of calendar year 2017 and in calendar years 2018, 2019 and 2020. As of June 30, 2017, the Company held approximately $77.5 million in federal net operating loss carryforwards.
(2)	Includes internal use software.

This method of analysis indicated a range of implied per share values ranging from $5.37 to $9.43, based upon an implied fully-diluted outstanding share count. GCA Advisors noted that the per share value implied by the Offer Price was within the range of share values for the Shares implied by the discounted cash flow analysis.

(i) Item 4 of the Schedule 14D-9 under the heading “Opinion of the Company’s Financial Advisor—Miscellaneous” is hereby amended and supplemented by replacing paragraphs 4 and 5 with the following:

GCA Advisors has acted as financial advisor to the Board in connection with the Offer, the Merger and its opinion and will receive a fee for its services. GCA Advisors will receive compensation of $1.5 million upon consummation of the Offer, against which an opinion fee of $250,000 that became payable by the Company following delivery by GCA Advisors of its fairness opinion will be credited. In addition, the Company has agreed to reimburse GCA Advisors’ expenses and indemnify GCA Advisors against certain liabilities arising out of its engagement.

Except as described above, in the two years prior to October 4, 2017, GCA Advisors has not provided financial advisory and financing services for the Company other than pursuant to GCA Advisors’ engagement in respect of a possible acquisition transaction. GCA Advisors has not, at any time, provided financial advisory services for Parent or any of its affiliates. However, GCA Advisors may seek to provide such services to Parent or any of its affiliates in the future and receive fees for such services.

(j) Item 4 of the Schedule 14D-9 under the heading “Certain Company Forecasts” is hereby amended and supplemented by adding the following sentences before the penultimate sentence of paragraph 2:

The new investment assumptions blended into the 2020 Plan are speculative and have a significant impact on projected results included in the 2020 Plan. The new investment assumptions impact projected revenue growth for 2019 and are a significant driver of projected revenue growth for 2020.

(k) Item 4 of the Schedule 14D-9 under the heading “Certain Company Forecasts—About Non-GAAP Financial Measures” is hereby amended and supplemented by replacing paragraph 1 with the following:

The 2020 Plan includes Adjusted EBITDA, a measure that was not prepared in accordance with United States generally accepted accounting principles (“GAAP”), because Company management believed such measure would be useful to the Board and potential bidders in evaluating the prospects of the Company. GCA Advisors also used the 2020 Plan to calculate Free Cash Flows, as set forth above under the heading “Opinion of the Company’s Financial Advisor—Discounted Cash Flow Analysis,” a non-GAAP measure, as part of its financial analyses performed in connection with delivery its opinion to the Board. Non-GAAP financial measures should not be considered in isolation from, or as a substitute for, financial information presented in accordance with GAAP. The Company’s calculation of Adjusted EBITDA and GCA Advisors’ calculation of Free Cash Flows may differ from others in the Company’s industry and are not necessarily comparable with information presented under similar sounding captions used by other companies.

(l) Item 4 of the Schedule 14D-9 under the heading “Certain Company Forecasts—About Non-GAAP Financial Measures” is hereby amended and supplemented by the following paragraph at the end of the section:

GCA Advisors’ calculation of Free Cash Flows was based on the information provided to it by the Company in connection with the 2020 Plan. For purposes of GCA Advisors’ calculations, Free Cash Flow is defined as EBIT, less taxes payable, plus depreciation, amortization and stock-based compensation, less change in net working capital, less capital expenditures. The most directly comparable GAAP measure to Free Cash Flow is typically GAAP cash flows from operations. However, it would require unreasonable efforts for the Company to prepare such a reconciliation. Free Cash Flows were derived by GCA Advisors in the manner set forth above under the heading “Opinion of the Company’s Financial Advisor—Discounted Cash Flow Analysis,” including the reconciliation to Adjusted EBITDA and EBIT.

Item 5. Persons/Assets Retained, Employed, Compensated or Used.

(a) Item 5 of the Schedule 14D-9 is hereby amended and supplemented by replacing paragraph 2 in its entirety with the following:

GCA Advisors will receive compensation of $1.5 million upon consummation of the Offer, against which an opinion fee of $250,000 that became payable by the Company following delivery by GCA Advisors of its fairness opinion will be credited. The Company has also agreed to reimburse GCA Advisors for its reasonable out-of-pocket expenses incurred in performing its services and to indemnify GCA Advisors for certain liabilities that may arise out of GCA Advisors’ engagement by the Company.

Item 8. Additional Information.

Item 8 of the Schedule 14D-9 is hereby amended and supplemented by adding the following paragraph as the third paragraph under the heading “Litigation Related to the Transactions.”:

Although the defendants believe that the allegations in the putative class action lawsuits described above (the “Actions”) are without merit, in order to moot the plaintiffs’ unmeritorious claims and alleviate the costs, risks and uncertainties inherent in such litigation, the Company has determined to voluntarily supplement the Schedule 14D-9. Nothing in the supplemental disclosures shall be deemed an admission of the legal necessity or materiality under any applicable rule, statute, regulation or law of any of the disclosures set forth therein. To the contrary, the Company and the defendants specifically deny all allegations in the Actions that any additional disclosure was or is required.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: November 7, 2017

ONVIA, INC.

By:	/s/ Russell Mann
Name:	Russell Mann
Title:	Chief Executive Officer